**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**January 15, 2009**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Masimo Corporation**

**File No. 333-142171 - CF#22981**

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Masimo Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 17, 2007.

Based on representations by Masimo Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.23          through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jay E. Ingram
Special Counsel